UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 17, 2017

Commission File Number 001-36723

Amec Foster Wheeler plc

(formerly AMEC plc)

(Name of Registrant)

Amec Foster Wheeler plc

Old Change House

128 Queen Victoria Street

London EC4V 4BJ

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

U.S. Air Force contract win

Amec Foster Wheeler announces today it has been awarded a contract with the U.S. Air Force Civil Engineer Center (AFCEC) to sustain and improve Air Force and other U.S. Department of Defense (DOD) installations worldwide.

The five-year contract has an aggregate maximum value of US$950 million for the multiple awardees and is estimated to reach completion by 2022.

The Worldwide Engineering and Construction contract places Amec Foster Wheeler in a prime position with the U.S. Air Force for installations work. It recognises the company's reputation as a global engineering and construction leader with proven ability to deliver high performance on complex design-build projects in remote and challenging environments.

Ann Massey, President of Amec Foster Wheeler's Environment & Infrastructure business, said:

"We are honoured to receive this contract which is a testament to our proud history of successfully delivering on AFCEC projects for more than 25 years and builds upon our strategy to increase our work with the DOD. We look forward to leveraging our global resources and project experience to support the AFCEC mission around the world."

Under the contract, Amec Foster Wheeler will compete for design-build and design-bid-build task orders for new construction, renovation, site work, demolition, and emergency response in environments that can be remote and challenging around the world. Additional services in the scope of work include radiological and hazardous waste remediation, aircraft fuel storage and hydrant systems, unexploded ordinance remediation, and range services.

Enquiries to:

Media: Jonathan Refoy Investors: Rupert Green	+ 44 (0)20 7429 7500 +44 (0)20 7429 7500

Notes to editors:

Amec Foster Wheeler ( www.amecfw.com ) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors. Employing around 36,000 people in more than 55 countries and with 2016 revenues of £5.4 billion, the company operates across the oil and gas industry - from production through to refining, processing and distribution of derivative products - and in the mining, power and process, pharma, environment and infrastructure markets. Amec Foster Wheeler offers full life-cycle services to offshore and onshore oil and gas projects (conventional and unconventional, upstream, midstream and downstream) for greenfield, brownfield and asset support projects, plus leading refining technology.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

Publication on website:

A copy of this announcement will be made available on Amec Foster Wheeler's website at
www.amecfw.com
by no later than 12 noon (London time) on 17 March 2017. For the avoidance of doubt, the contents of this website are not incorporated into and do not form part of this announcement.

Forward-Looking Statements:

This announcement contains statements which constitute "forward-looking statements". Forward-looking statements include any statements related to the timing, results and success of contracts, and are generally identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "will," "may," "continue," "should" and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Amec Foster Wheeler, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements. Amec Foster Wheeler does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 March 2017
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel?& Company Secretary